

Mail Stop 3561

August 6, 2008

Ms. Denise D. Smith
Chief Executive Officer and Chief Financial Officer
Silver Pearl Enterprises, Inc.
1541 E. Interstate 30
Rockwall, Texas 75087

> **RE:** **Silver Pearl Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 19, 2008**
> **File No. 333-124837**

Dear Ms. Smith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Signatures, page 11

1.   We note that the report is signed by the registrant. Please amend to also have the report signed *on behalf of the registrant* by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by

at least the majority of the board of directors or persons performing similar functions. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to Instruction D(2)(a) and (b) of Form 10-K. Your amendment should include all Items required under Form 10-K.

<u>Exhibit 31</u>

2.   Please revise the certification to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular:
- o   Replace "this annual report" with "this report" in paragraphs 2, 3, 4(a) and 4(b);
- o   Replace "(as defined in Exchange Act Rules 13a-14 and 15d-14)" with "(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))" in paragraph 4;
- o   Include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting;
- o   Beginning after "designed such disclosure controls and procedures" in paragraph 4(a), please insert "or caused such disclosure controls and procedures to be designed under our supervision";
- o   Remove your current disclosure in paragraphs 4(c) and 6 and insert paragraphs 4(c) and 4(d) from the certification set forth in Item 601(b)(31) of Regulation S-K;
- o   Beginning after "based on our most recent evaluation" in paragraph 5, please insert "of internal controls over financial reporting";
- o   Replace "internal control which could adversely affect the registrant's ability to record, process, summarize and report financial data" with "internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information" and remove "and have identified for the registrant's auditors any material weakness in internal controls" in paragraph 5(a); and
- o   Refer to "internal controls over financial reporting" in paragraph 5(b) rather than simply "internal controls."

Please make conforming revisions to the certifications filed as an exhibit to Form 10-Q for the quarterly period ended March 31, 2008.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief